Mail Stop 3010

September 10, 2009

VIA USMAIL and FAX (317) 808-6794

Mr. Dennis D. Oklak
Chairman and Chief Executive Officer of the General Parner
Duke Realty Limited Partnership
600 East 96th Street, Suite 100
Indianapolis, Indiana 46240

>   **Re: Duke Realty Limited Partnership**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed on March 6, 2009**
>   **File No. 000-20625**

Dear Mr. Dennis D. Oklak:

 We have reviewed your response letter dated August 6, 2009 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements and Notes

Note 1 – The Partnership, page 61

1.   We have reviewed your proposed disclosure in response to our prior comment 1. Please confirm to us and clarify in your disclosures that the general partner may settle in unregistered shares and that you have considered the guidance in EITF 00-19 in your determination that the partnership units were appropriately classified as permanent equity.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief